SAFRAN

SIÈGE SOCIAL

July 16, 2007

RECEIVED

2007 JUL 20 P 12:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025432

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
JUL 25 2007
THOMSON FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

I. Press Releases

- June 25, 2007 – Excellent results for SAFRAN at the 2007 Paris Air Show
- July 11, 2007 – SAFRAN announces first-half 2007 consolidated sales

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

None

III. Documents provided to shareholders, published or made available to the public

None

SAFRAN

Excellent results for SAFRAN at the 2007 Paris Air Show

Paris, June 25, 2007 – The 47th International Paris Air Show ended yesterday, with the SAFRAN Group posting excellent results.

Over $2 billion in orders for CFM56 engines were announced during the show. Added to those recorded since the beginning of the year, that brings total CFM56 orders for 2007 to more than 1,300.

Reflecting the Group's proactive environmental stance, on June 12 CFM International carried out a successful test of a CFM56-7B engine using a biofuel, at Snecma's Villaroche plant. In addition, Snecma Services, as a founding partner and shareholder, announced the creation of the first industrial aircraft dismantling firm, Tarmac Aerosave.

Snecma Services also signed a number of major aero-engine maintenance contracts with airlines including Kuwait Airways, Wind Jet, Aeroflot, Aeroflot Nord and Aviaprad.

In the space sector, Arianespace announced an order for 35 Ariane 5 ECA heavy-lift launchers. SAFRAN Group companies are responsible for the launcher's propulsion systems: Snecma makes the Vulcain® 2 and HM7B cryogenic engines, while Europropulsion, an equal joint venture with Avio, makes the solid rocket motors. Snecma also signed a contract with Thales Alenia Space to provide PPS®1350 plasma thrusters for the first example of the Alphabus geostationary communications satellite platform.

Helicopter turbine specialist Turbomeca signed a number of "service by the hour" (SBH®) maintenance contracts with customers including Ocean Explorer do Brasil, Jayron Helicopters of Australia, and the Trafico road traffic agency of Spain.

The record number of aircraft orders announced by Airbus and Boeing will naturally result in buoyant business for SAFRAN aircraft equipment companies, through orders for landing gear, wheels and brakes, nacelles, wiring, etc. Messier-Dowty announced the delivery of the first production main landing gear sets for the Boeing 787 Dreamliner.

Sagem Défense Sécurité recorded an order from the French navy for OLOSP optronic systems to be used on Panther helicopters, and signed an agreement with EADS Astrium to build the large mirrors for the Gaia scientific satellite.

In addition, Sagem Défense Sécurité signed several joint venture agreements: with Hindustan Aeronautics Ltd. (HAL) of India for the production and maintenance of inertial navigation and autopilot systems; and with Ural Optical & Mechanical Plant for the maintenance and co-production in Russia of infrared cameras developed by Sagem Défense Sécurité.

To see all SAFRAN Group press releases and news during the Paris Air Show, visit us at: **www.lebourget2007.com**

About SAFRAN
SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 61,400 employees in over 30 countries, and annual revenues exceeding 11 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN ANNOUNCES FIRST-HALF 2007 CONSOLIDATED SALES

Paris, July 11, 2007

The SAFRAN Group posted consolidated sales for the six months ended June 30, 2007 of 5,733 million euros, an increase of 4.7% over the year-earlier period.

At constant size and exchange rates, the increase would have been 9.3%.

Millions of euros	June 30, 2006	June 30, 2007	Change %
Aerospace Propulsion	2,403	2,775	+15.5%
Aircraft Equipment	1,301	1,373	+ 5.5%
Defense Security	695	747	+ 7.5%
Subtotal	*4,399*	*4,895*	*+11.3 %*
Communications	1,077	838	- 22.2%
Consolidated sales	**5,476**	**5,733**	**+ 4.7%**

Excluding the Communications branch, the Group's sales showed strong growth of 11.3%, or 17% at constant size and U.S. dollar exchange rate.

- **Aerospace Propulsion**

Sales by the Aerospace Propulsion branch increased 15.5%. With a constant dollar, sales would have grown 22.6%. This strong increase reflects sustained business in the civil aviation market, spanning both original equipment and services. At the same time, the branch continued strong order intake throughout the first six months of the year. For instance, at June 30, orders had been received for 1,439 CFM56 engines, compared to the year-earlier total of 1,270 for the first half of 2006, which was already a record year. The order volume for the first half of the year is already greater than largest number of deliveries ever recorded during a year.

- **Aircraft Equipment**

Sales by the Aircraft Equipment branch grew 5.5% over the first half of 2006. At constant exchange rates, growth would have been 11.3%.

Growth would have been comparable to that logged by the Aerospace Propulsion branch without the impact of delays in the A380 program. Major orders announced by both Airbus and Boeing, especially during the Paris Air Show, will result in corresponding orders for landing gear, wheels and brakes, nacelles, wiring and other products offered by the Aircraft Equipment branch, because of the SAFRAN Group's strong positions in major commercial airplane programs.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

- **Defense Security**

Sales by the Defense Security branch advanced 7.5%. At constant size (excluding the acquisition of EADS' land and naval optronics business), the increase would have been 6.8%.

In the Avionics business, inertial navigation systems posted healthy growth. In the Optronics and Defense segment, the Felin integrated infantry soldier suite program continued to advance, with initial system deliveries for operational assessment.

The security sector recorded strong growth across the board, including payment terminals, governmental solutions and smartcards.

- **Communications**

The branch saw a 22% decline in sales over the year-earlier period.

Mobile phones recorded a drop of 47%, primarily due to a decrease in volumes, since the average price increased slightly.

Broadband business remained stable in general, with certain products recording healthy sales volumes.

About SAFRAN

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 61,400 employees in over 30 countries, and annual revenues exceeding 11 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

END

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr